Exhibit 14(b)

Individual Retirement Account Disclosure Statement For
Roth (American Dream) IRAs

1.   Am I Eligible to Contribute to a Roth IRA?

     Anyone with compensation income whose adjusted gross income does not exceed the limits described below is eligible to contribute to a Roth IRA. You may also establish a Roth IRA to receive rollover contributions or transfers from another Roth IRA or, in some cases, from a Traditional IRA. You may not roll amounts into a Roth IRA from other retirement plans such as an employer-sponsored qualified plan. However, current law does not appear to prohibit a rollover from a qualified plan into a Traditional IRA and then from the Traditional IRA into a Roth IRA.

2.   When Can I Make Contributions?

     You may make annual contributions to your Roth IRA any time up to and including the due date for filing your tax return for the year, not including extensions.
Unlike a Traditional IRA, you may continue to make regular contributions to your Roth IRA even after you attain age 70 1/2. In addition, rollover contributions and transfers (to the extent permitted as discussed below) may be made at any time, regardless of your age.

3.   How Much May I Contribute to a Roth IRA?

     You may make annual contributions to a Roth IRA in any amount up to 100% of your compensation for the year or $2,000, whichever is less. The $2,000 limitation is reduced by any contributions made by you or on your behalf to any other individual retirement plan (such as a Traditional IRA). (Legislation pending as of this printing clarifies that, for this purpose, the term individual retirement plan does not include SEP IRAs or SIMPLE IRAs.) However, your annual contribution limitation is not reduced by contributions you make to an Education IRA that covers someone other than yourself. Qualifying rollover contributions and transfers are not subject to these limitations.

     In addition, if you are married and file a joint return, you may make contributions to your spouse's
Roth IRA. However, the maximum amount contributed to both your own and to your spouse's Roth IRA may not exceed 100% of your combined compensation or $4,000, whichever is less. The maximum amount that may be contributed to either your Roth IRA or your spouse's
Roth IRA is $2,000. Again, these dollar limits are reduced by any contributions made by or on behalf of you or your spouse to any other individual retirement plan (such as a Traditional IRA), except that the limit is not reduced for contributions either of you make to an Education IRA for someone other than yourselves.

     As noted in Item 1, your eligibility to contribute to a Roth IRA depends on your adjusted gross income (as defined below). The amount that you may contribute to a Roth IRA is reduced proportionately for adjusted gross income as calculated above which exceeds the applicable dollar amount. The applicable dollar amount is $95,000 for a taxpayer filing as an individual or head of household and $150,000 for a taxpayer filing as a married individual filing a joint tax return. The applicable dollar limit for a taxpayer filing as a married individual filing a separate return is $0. If your adjusted gross income as calculated above exceeds the applicable dollar amount by $15,000 or less
($10,000 or less in the case of a married individual filing jointly), you may make a contribution to a Roth
IRA. The amount you may contribute, however, will be less than $2,000. (Legislation pending as of this printing would change the phaseout range for a married individual filing separately from $0 to $10,000.) Note that the amount you may contribute to a Roth IRA is not affected by your participation in an employer-sponsored retirement plan.

     For this purpose, your adjusted gross income (1) is determined without regard to the exclusions from income arising under Section 135 (exclusion of certain savings bond interest), Section 137 (exclusion of certain employer provided adoption expenses) and
Section 911 (certain exclusions applicable to U.S.
citizens or residents living abroad) of the Code, (2) is reduced by the amount paid under an endowment contract described in Section 408(b) of the Code which is properly allocated to the cost of life insurance,
(3) takes into account the passive loss limitations under Section 469 of the Code and any taxable benefits under the Social Security Act and Railroad Retirement
Act as determined in accordance with Section 86 of the Code, (4) does not take into account income from rollovers of Traditional IRAs, and (5) does take into account the deduction for a Traditional IRA.
(Legislation pending as of this printing indicates that the deduction for a contribution to a Traditional IRA would not be taken into account for determining your adjusted gross income.)

     To determine the amount you may contribute to a Roth IRA (assuming you have at least $2,000 of income), use the following calculations:

(a) Subtract the amount contributed on your behalf to all Traditional IRAs and employer-sponsored individual retirement plans from $2,000. This amount is known as the "maximum potential contribution."

(b) Subtract the applicable dollar amount from your adjusted gross income as determined above. If the result is $15,000 or more ($10,000 or more in the case of a married individual filing jointly), you cannot make a contribution to a Roth IRA.

(c) Divide the above figure by $15,000 ($10,000 in the case of a married individual filing jointly), and multiply that percentage by the maximum possible contribution.

(d) Subtract the dollar amount (result from (c) above) from the maximum possible contribution to determine the amount you may contribute to a Roth
     IRA.

     (Legislation pending as of this printing indicates that you are eligible to make a contribution to a Roth
IRA of the lesser of: (i) $2,000 (assuming you have at least $2,000 of income) less contributions to all other individual retirement accounts or (ii) $2,000 minus the quantity $2,000 times the fraction determined in part
(c))
     If the contribution limit is not a multiple of $10 then it should be rounded up to the next $10. If you are eligible to make any contribution, you may make a minimum $200 contribution.
Your contribution to a Roth IRA is not reduced by any amount you contribute to an Education IRA for the benefit of someone other than yourself. If you are the beneficiary of an Education IRA, additional limits may apply to you. Please contact your tax advisor for more information.

4.   Can I Roll Over or Transfer Amounts from Other
IRAs?

     You are allowed to "roll over" a distribution or transfer your assets from one Roth IRA to another without any tax liability. Rollovers between Roth IRAs are permitted once per year and must be accomplished within 60 days after the distribution. In addition, if you are a single, head of household or married filing jointly taxpayer and your adjusted gross income is not more than $100,000, you may roll over amounts from another individual retirement plan (such as a Traditional IRA) to a Roth IRA. Such amounts are subject to tax as if they were additional income to you for the year, but are not subject to the 10% penalty tax. (However, under legislation pending as of this printing, if the amount rolled over is distributed before the end of the five-tax-year period beginning with the beginning of the tax year of the rollover, a 10% penalty tax will apply to the taxed portion of the rollover.)

     If you roll over amounts from a Traditional IRA to a Roth IRA during 1998, you may take advantage of special tax treatment. Under the special rules, you may take your rollover into income as if one quarter of the amount rolled over was distributed to you in 1998 and one quarter of the amount was distributed to you in each of the following three years.

     (Legislation pending as of this printing indicates that if you die prior to taking all four amounts into income, the remaining amounts are included in income for the year of your death unless you have a spouse and your spouse elects to take those amounts into the spouse's income over the remaining period.)

     Subject to the foregoing limits, you may also directly convert a Traditional IRA to a Roth IRA with similar tax results.

     Furthermore, if you have made contributions to a Traditional IRA during the year in excess of the deductible limit, you may convert those nondeductible
IRA contributions to contributions to a Roth IRA
(subject to the contribution limit for a Roth IRA).

     You may not roll over amounts to a Roth IRA from a qualified retirement plan or any other retirement plan that is not an individual retirement plan.

5.   What if I Make an Excess Contribution?

     Contributions that exceed the allowable maximum for federal income tax purposes are treated as excess contributions. A nondeductible penalty tax of 6% of the excess amount contributed will be added to your income tax for each year in which the excess contribution remains in your account.
6.   How Do I Correct an Excess Contribution?

     If you make a contribution in excess of your allowable maximum, you may correct the excess contribution and avoid the 6% penalty tax for that year by withdrawing the excess contribution and its earnings on or before the date, including extensions, for filing your tax return for the tax year for which the contribution was made. Any earnings on the withdrawn excess contribution may also be subject to the 10%
early distribution penalty tax if you are under age 59
1/2 or have not satisfied the five-year requirement described below. In addition, although you will still owe penalty taxes for one or more years, excess contributions may be withdrawn after the time for filing your tax return. Finally, excess contributions for one year may be carried forward and applied against the contribution limitation in succeeding years.
(Legislation pending as of this printing would permit an individual who is partially or entirely ineligible for a Roth IRA to transfer amounts of up to $2,000 to a nondeductible Traditional IRA (subject to reduction for amounts remaining in the Roth IRA and for other
Traditional IRA contributions).)

7.   What Forms of Distribution Are Available from a
Roth IRA?

     You may at any time request distribution of all or any portion of your account. However, distributions made prior to your attainment of age 59 1/2 (or in some cases within five years of establishing your account) may produce adverse tax consequences.

8.   When Must Distributions from a Roth IRA Begin?

     Unlike Traditional IRAs, there is no requirement that you begin distribution of your account at any particular age.

9.   Are There Distribution Rules that Apply after My
Death?

     Your account must be distributed after your death in accordance with rules similar to those that apply to distributions from a Traditional IRA. Thus, although the IRS has not issued guidance it is expected that the rules will require that your remaining interest in your Roth IRA will, at the election of your beneficiary or beneficiaries, (i) be distributed by December 31 of the year in which occurs the fifth anniversary of your death, or (ii) commence to be distributed by December
31 of the year following your death over a period not exceeding the life or life expectancy of your designated beneficiary or beneficiaries.

     It is expected that two additional distribution options will be available if your spouse is the beneficiary: (i) payments to your spouse may commence as late as December 31 of the year you would have attained age 70 1,U2 and be distributed over a period not exceeding the life or life expectancy of your spouse, or (ii) your spouse can simply elect to treat your Roth IRA as his or her own, in which case distributions will be required to commence by April 1 following the calendar year in which your spouse attains age 70 1/2.

10.  How Are Distributions from a Roth IRA Taxed for
Federal Income Tax Purposes?

     Amounts distributed to you are generally excludable from your gross income if they (i) are paid after you attain age 59 1/2, (ii) are made to your beneficiary after your death, (iii) are attributable to your becoming disabled, (iv) subject to various limits, are made for the purchase of a first home (or for a second or subsequent home in certain limited cases) for you, your spouse, or your or your spouse's children, grandchildren, or parents, or (v) are rolled over to another Roth IRA.

     Regardless of the foregoing, if you or your beneficiary receive a distribution within the five-taxable-year period starting with the beginning of the year to which your initial contribution to your Roth
IRA applies, the earnings on your account are includable in taxable income. In addition, if you roll over funds to your Roth IRA from another individual retirement plan (such as a Traditional IRA or another
Roth IRA into which amounts were rolled from a Traditional IRA), the portion of a distribution attributable to rolled-over amounts which exceeds the amounts taxed in connection with the conversion to a Roth IRA is includable in income (and subject to penalty tax) if it is distributed prior to the end of the five-tax-year period beginning with the start of the tax year during which the rollover occurred. (Under legislation pending at the date of this printing, an amount taxed in connection with a rollover would be subject to a 10% penalty tax if it is distributed before the end of the five-tax-year period. The pending legislation also suggests that if an individual makes multiple taxable rollovers to the same Roth IRA, the five-year period runs from the date of the most recent rollover.)

     In any event, any part of a distribution to you that constitutes a return of your contributions will not be included in your taxable income. Amounts distributed to you are treated as coming first from your nondeductible contributions. (Legislation pending as of this printing clarifies that the next portion of a distribution is treated as coming from amounts which have been rolled over from a Traditional IRA and are subject to the four-year recognition treatment described above. Next, amounts are treated as coming from other rollovers from a Traditional IRA. Any remaining amounts are treated as distributed last.)
Any portion of your distribution which does not meet the criteria for exclusion from gross income is also subject to a 10% penalty tax.

     Note that to the extent a distribution would be taxable to you, neither you nor anyone else can qualify for capital gains treatment for amounts distributed from your account. Similarly, you are not entitled to the special five- or ten-year averaging rule for lump-sum distributions that may be available to persons receiving distributions from certain other types of retirement plans. Rather, the taxable portion of any distribution is taxed to you as ordinary income. Your
Roth IRA is not subject to taxes on excess distributions or on excess amounts remaining in your account as of your date of death.

     You may be required to indicate on distribution requests whether or not federal income taxes should be withheld on the taxable portion (if any) of a distribution from a Roth IRA. Redemption requests not indicating an election not to have federal income tax withheld will be subject to withholding with respect to the taxable portion (if any) of a distribution to the extent required under federal law. (Note that legislation pending as of this printing clarifies that, for federal tax purposes, Roth IRAs are taxed separately from Traditional IRAs, Roth IRAs with rollovers are taxed separately from Roth IRAs without rollovers, and Roth IRAs with rollovers with different five-year periods are taxed separately.)

11.  Are There Penalties for Early Distribution from a
Roth IRA?

     As indicated above, earnings on your contributions that are distributed before certain events are subject to various taxes.

12.  What if I Engage in a Prohibited Transaction?

     If you engage in a "prohibited transaction," as defined in Section 4975 of the Internal Revenue Code, your account could lose its tax-favored status.
Examples of prohibited transactions are:

(a) the sale, exchange, or leasing of any property between you and your account,
(b) the lending of money or other extensions of credit between you and your account,
(c) the furnishing of goods, services, or facilities between you and your account.

13.  What if I Pledge My Account?

     If you use (pledge) all or part of your Roth IRA as security for a loan, your account may lose its tax-favored status.

14.  How Are Contributions to a Roth IRA Reported for
Federal Tax Purposes?

     As of the date of this printing, the Internal
Revenue Service had not issued forms for reporting information related to contributions to and distributions from a Roth IRA.

15.  How Are Earnings on My Account Calculated and
Allocated?

     The method of computing and allocating annual earnings is set forth in the Roth Individual Retirement
Account Custodial Agreement. The growth in value of your IRA is neither guaranteed nor projected.

16.  Is There Anything Else I Should Know?

     Your Roth Individual Retirement Account Plan has been approved as to form by the Internal Revenue
Service. The Internal Revenue Service approval is a determination only as to the form of the Plan and does not represent a determination of the merits of the Plan as adopted by you. You may obtain further information with respect to your Roth Individual Retirement Account from any district office of the Internal Revenue
Service. The statute provides that Roth IRAs are to be treated the same as Traditional IRAs for most purposes.
As the IRS clarifies its interpretation of the statute, revised or updated information will be provided.
Roth Individual Retirement Custodial Account

     The following constitutes an agreement
establishing a Roth IRA (under Section 408A of the
Internal Revenue Code) between the depositor and the custodian.

Article I

1.   If this Roth IRA is not designated as a Roth
Conversion IRA, then, except in the case of a rollover contribution described in Section 408A(e), the custodian will accept only cash contributions and only up to a maximum amount of $2,000 for any tax year of the depositor.

2.   If this Roth IRA is designated as a Roth
Conversion IRA, no contributions other than IRA
Conversion Contributions made during the same tax year will be accepted.

Article II

The $2,000 limit described in Article I is gradually reduced to $0 between certain levels of adjusted gross income (AGI). For a single depositor, the $2,000 annual contribution is phased out between AGI of $95,000 and $110,000; for a married depositor who files jointly, between AGI of $150,000 and $160,000; and for a married depositor who files separately, between $0 and $10,000.
In the case of a conversion, the custodian will not accept IRA Conversion Contributions in a tax year if the depositor's AGI for that tax year exceeds $100,000 or if the depositor is married and files a separate return. Adjusted gross income is defined in Section
408A(c)(3) and does not include IRA Conversion
Contributions.

Article III

The depositor's interest in the balance in the custodial account is nonforfeitable.

Article IV

1. No part of the custodial funds may be invested in life insurance contracts, nor may the assets of the custodial account be commingled with other property except in a common trust fund or common investment fund
(within the meaning of Section 408(a)(5)).

2. No part of the custodial funds may be invested in collectibles (within the meaning of Section 408(m) except as otherwise permitted by Section 408(m)(3), which provides an exception for certain gold, silver, and platinum coins, coins issued under the laws of any state, and certain bullion.

Article V

1. If the depositor dies before his or her entire interest is distributed to him or her and the grantor's surviving spouse is not the sole beneficiary, the entire remaining interest will, at the election of the depositor or, if the depositor has not so elected, at the election of the beneficiary or beneficiaries, either:

(a) Be distributed by December 31 of the year containing the fifth anniversary of the depositors death, or

(b) Be distributed over the life expectancy of the designated beneficiary starting no later than December 31 of the year following the year of the depositor's death.
     If distributions do not begin by the date described in (b), distribution method (a) will apply.

2. In the case of distribution method 1.(b) above, to determine the minimum annual payment for each year, divide the grantor's entire interest in the trust as of the close of business on December 31 of the preceding year by the life expectancy of the designated beneficiary using the attained age of the designated beneficiary as of the beneficiary's birthday in the year distributions are required to commence and subtract 1 for each subsequent year.

3. If the depositor's spouse is the sole beneficiary on the depositor's date of death, such spouse will then be treated as the depositor.

Article VI

1. The depositor agrees to provide the custodian with information necessary for the custodian to prepare any reports required under Section 408(i) and 408A(d)(3)(E), regulations Sections 1.408-5 and 1.408-
6, and under guidance published by the Internal Revenue
Service.

2. The custodian agrees to submit reports to the Internal Revenue Service and the depositor prescribed by the Internal Revenue Service.

Article VII

Notwithstanding any other articles which may be added or incorporated, the provisions of Articles I through IV and this sentence will be controlling. Any additional articles that are not consistent with
Section 408A, the related regulations, and other published guidance will be invalid.

Article VIII

This Agreement will be amended from time to time to comply with the provisions of the Code, related regulations, and other published guidance. Other amendments may be made with the consent of the persons whose signatures appear below.

Article IX

1.   Investment of Account Assets.

(a)  All contributions to the custodial account shall
     be invested in the shares of any regulated
     investment company ("Investment  Company") for
     which Oak Ridge Investments, L.L.C. serves   as
     Investment Advisor, or any other regulated investment company designated by the Investment
     Advisor. Shares of stock of an Investment Company shall be referred to as "Investment Company
     Shares."

(b) Each contribution to the custodial account shall identify the depositor's account number and be accompanied by a signed statement directing the investment of that contribution. The custodian may return to the depositor, without liability for interest thereon, any contribution which is not accompanied by adequate account identification or an appropriate signed statement directing investment of that contribution.

(c) Contributions shall be invested in whole and fractional Investment Company Shares at the price and in the manner such shares are offered to the public. All distributions received on Investment
     Company Shares held in the custodial account shall be reinvested in like shares. If any distribution of Investment Company Shares may be received in additional like shares or in cash or other property, the custodian shall elect to receive such distribution in additional like Investment
     Company Shares.

(d)  All Investment Company Shares acquired by the
     custodian shall be registered in the name of the
     custodian or its nominee. The depositor shall be
     the beneficial owner of all Investment Company
     Shares held in the custodial account and the
     custodian shall not vote any such shares, except
     upon written direction of the depositor. The
     custodian agrees to forward to the depositor each
     prospectus, report, notice, proxy and related
     proxy soliciting materials applicable to
     Investment     Company Shares held in the
     custodial account received by the custodian.

(e) The depositor may, at any time, by written notice to the custodian, redeem any number of shares held in the custodial account and reinvest the proceeds in the shares of any other Investment
     Company. Such redemptions and reinvestments shall be done at the price and in the manner such shares are then being redeemed or offered by the respective Investment Companies.

2.   Amendment and Termination.

(a)  The custodian may amend the Custodial Account
     (including retroactive amendments) by delivering to the depositor written notice of such amendment setting forth the substance and effective date of the amendment. The depositor shall be deemed to have consented to any such amendment not objected to in writing by the depositor within thirty (30) days of receipt of the notice, provided that no amendment shall cause or permit any part of the assets of the custodial account to be diverted to purposes other than for the exclusive benefit of the depositor or his or her beneficiaries.
(b) The depositor may terminate the custodial account at any time by delivering to the custodian a written notice of such termination.

(c) The custodial account shall automatically terminate upon distribution to the depositor or his or her beneficiaries of its entire balance.

3.   Taxes and Custodial Fees.

Any income taxes or other taxes levied or assessed upon or in respect of the assets or income of the custodial account and any transfer taxes incurred shall be paid from the custodial account. All administrative expenses incurred by the custodian in the performance of its duties, including fees for legal services rendered to the custodian, and the custodian's compensation shall be paid from the custodial account, unless otherwise paid by the depositor or his or her beneficiaries.
The custodian's fees are set forth in a schedule provided to the depositor. Extraordinary charges resulting from unusual administrative responsibilities not contemplated by the schedule will be subject to such additional charges as will reasonably compensate the custodian. Fees for refund of excess contributions, transferring to a successor trustee or custodian, or redemption/reinvestment of Investment Company Shares will be deducted from the refund or redemption proceeds and the remaining balance will be remitted to the depositor, or reinvested or transferred in accordance with the depositor's instructions.

4.   Reports and Notices.

(a) The custodian shall keep adequate records of transactions it is required to perform hereunder.
     After the close of each calendar year, the custodian shall provide to the depositor or his or her legal representative a written report or reports reflecting the transactions effected by it during such year and the assets and liabilities of the Custodial Account at the close of the year.

(b) All communications or notices shall be deemed to be given upon receipt by the custodian at 615 E.
     Michigan St., Milwaukee, WI 53202 or the depositor at his most recent address shown in the custodian's records. The depositor agrees to advise the custodian promptly, in writing, of any change of address.

5.   Designation of Beneficiary.

The depositor may designate a beneficiary or beneficiaries to receive benefits from the custodial account in the event of the depositor's death. In the event the depositor has not designated a beneficiary, or if all beneficiaries shall predecease the depositor, the following persons shall take in the order named:

(a)  The spouse of the depositor;

(b) If the spouse shall predecease the depositor or if the depositor does not have a spouse, then to the personal representative of the depositor's estate.
6.   Inalienability of Benefits.

The benefits provided under this custodial account shall not be subject to alienation, assignment, garnishment, attachment, execution or levy of any kind and any attempt to cause such benefits to be so subjected shall not be recognized except to the extent as may be required by law.

7.   Rollover Contributions and Transfers.

Subject to the restrictions in Article I, the custodian shall have the right to receive rollover contributions and to receive direct transfers from other custodians or trustees. All contributions must be made in cash or check.

8.   Conflict in Provisions.

To the extent that any provisions of this Article VIII shall conflict with the provisions of Articles V, VI and/or VIII, the provisions of this Article IX shall govern.

9.   Applicable State Law.

This custodial account shall be construed, administered and enforced according to the laws of the State of Wisconsin.